

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 2-1-07





07050094

April 2, 2007

Safal K. Joshi
Vice President & Associate General Counsel
TXU Corp.
Legal
1601 Bryan Street, 6th Floor
Dallas, TX 75201-3411

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/2/2007

Re: TXU Corp.
Incoming letter dated February 1, 2007

Dear Mr. Joshi:

This is in response to your letter dated February 1, 2007 concerning the shareholder proposal submitted to TXU by The Connecticut Retirement Plans and Trust Funds. We also have received letters on the proponent's behalf dated February 7, 2007 and February 15, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
APR 2 0 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Megan D. McIntyre
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801


TXU

Legal
1601 Bryan St, 6th Floor
Dallas, TX 75201-3411

Tel: 214 812 6005
Fax: 214 812 6032
sjoshi@txu.com

Safal K. Joshi
Vice President & Associate
General Counsel

February 1, 2007

VIA OVERNIGHT COURIER
Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of the Connecticut Retirement Plans and Trust Funds
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that TXU Corp. ("TXU"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") a stockholder proposal and supporting statement thereof (the "Proposal") received from the Connecticut Retirement Plans and Trust Funds (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.

TXU hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in its view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal pertains to TXU's ordinary business operations. Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also, in accordance with Rule 14a-8(j), TXU is mailing on this date a copy of this letter and its exhibits to the Proponent, informing it of TXU's intention to exclude the Proposal from the 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before TXU files its definitive 2007 Proxy Materials with the Commission. TXU hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to TXU only.

TXU understands that the Staff has not interpreted Rule 14a-8 to require the Proponents to provide TXU a copy of any correspondence that the Proponents submit to the Staff. Therefore, in the interest of a fair and balanced process, TXU requests that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponents or other persons, unless specifically confirmed to the Staff that TXU has timely been provided with a copy of the correspondence.

A. THE PROPOSAL.

The Proposal asks TXU's Board of Directors "to undertake a study of energy efficiency with respect to TXU's existing and proposed power plants and report back to shareholders describing the impact that significant improvements in energy efficiency would have on TXU, and what role TXU can play to can [sic] increase revenue by helping customers reduce demand for electricity." The Proposal further states that such report should include:

- "An analysis of the potential energy savings that could be generated if energy efficiency actions similar to those recommended in recent national studies were implemented.
- An analysis of costs to the company of implementing such energy efficiency actions with respect to TXU's operations, and what barriers exist to such implementation.
- An analysis of the reduction in demand that would occur if energy efficiency actions were implemented by TXU's customers, and what impact this would have on the plan to build new generating capacity.
- A summary of the role that TXU has played and intends to play to advance policies to reward TXU and its shareholders financially for efforts to reduce demand and increase energy efficiency."

The Proposal includes a supporting statement that implies that the energy efficiency measures supported in the Proposal could significantly diminish the value of TXU's proposed new generation development programs.

B. ANALYSIS.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct stockholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under rule 14a-8(i)(7)." Johnson Controls, Inc. (SEC No-Action Letter, avail. Oct. 26, 1999).

TXU believes that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) because it involves a matter of ordinary business, including an internal assessment of the "costs to the company of implementing ... energy efficiency actions with respect to TXU's operations," and emphasizes TXU's implementation of certain policies to reduce public demand for energy and increase energy efficiency. Thus, under established Staff precedent, the Proposal is excludable as it relates to TXU's assessment of the risks and benefits of critical aspects of its business operations.

1. The Proposal Involves Ordinary Business Matters Because It Relates to the Assessment of Risk.

The Proposal is clearly and directly focused on TXU's internal risk review process: it requests a report on the "[c]osts to the company of implementing ... energy efficiency actions with respect to TXU's operations" and focuses heavily on whether TXU has assessed the possible risks that the Proponent suggests may arise from TXU's actions. Furthermore, the Proposal requires TXU to assess the impact that a reduction in demand for energy efficiency would have on its plan to build new generating capacity. Thus, the Proposal does not address any significant policy issue, but instead implicates only the internal considerations, financial consequences, impact, costs and benefits arising from the implementation of energy efficiency actions. Thus, the Proposal is excludable because the subject of the report relates to TXU's ordinary business operations.

A long and well-established line of no-action letters demonstrates that proposals seeking detailed information on a company's assessment of the risks and benefits of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business. In The Dow Chemical Co. (SEC No-Action Letter, avail. Feb. 23, 2005), the Staff permitted exclusion of a proposal requesting a report describing the reputational and financial impact of an environmental policy on Rule 14a-8(i)(7) grounds because it related to the company's ordinary business operations (i.e., evaluation of risks and liabilities). See also Boeing Co. (SEC No-Action Letter, avail. Feb. 25, 2005) (excluding a proposal related to a request for estimated or anticipated cost savings associated with job elimination or relocation actions taken by the company over the past five years); Potlatch Corp. (SEC No-Action Letter, avail. Feb. 13, 2001) (excluding a proposal related to a request for a report that was to include an assessment of environmental risks).

This line of precedents was summarized in Staff Legal Bulletin 14C (June 28, 2005). There, the Staff stated: "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." Here, the Proposal is clearly seeking a report on TXU's internal assessment of the risks and benefits it considered in relation to particular aspects of its business, and not on an overall social policy issue. These are matters for the business judgment of management, and thus are excludable under the foregoing precedent.

The Proposal seeks a report that includes an analysis of costs to the company of implementing energy efficiency actions with respect to TXU's existing and proposed power plants. In this regard, the Proposal is substantially similar to the proposal at issue in The Dow Chemical Co. (SEC No-Action Letter, avail. Feb. 13, 2004), which requested a report on the "range of projected costs of remediation or liability" for certain company facilities. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) because it related to an evaluation of risks and liabilities. Moreover, although the Proposal relates to energy efficiency measures, the supporting statement makes clear that its principal focus is an internal assessment of economic risk, including potential liability TXU could face with regard to its newly proposed power plant construction projects. In this regard, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(7) that call for a company to prepare a report discussing the risks it could face as a result of the company's practices.

In Hewlett-Packard Co. (SEC No-Action Letter, avail. December 12, 2006), the Staff permitted exclusion of a proposal that called for a company to prepare a report on the economic risks of the company's decision to seek to reduce its greenhouse gas emissions. The same kind of proposal was considered in Pfizer, Inc. (SEC No-Action Letter, avail. Jan. 13, 2006) where the Staff granted no action relief under Rule 14a-8(i)(7) with respect to a proposal seeking a report on the "long-term economic stability of the company" and "the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers." See also Newmont Mining Corp. (SEC No-Action Letter, avail. Jan. 12, 2006) (concurring in the exclusion of a proposal asking management to report on the financial and reputational risks faced by the company as a result of its operations in Indonesia, including the company's involvement in a civil lawsuit); The Dow Chemical Co. (avail. Feb. 13, 2004) (permitting exclusion of a proposal asking the company to issue a report discussing, among other things, the projected costs of liability for producing hazardous chemicals, where the proposal discussed the potential of lawsuits). Whether the issue is a decision to limit sales of a particular drug, to limit operations that produce greenhouse gases, or to limit the production of hazardous materials, proposals seeking reports on the development of the company's policy and the factors considered by the company in assessing risks and liabilities are excludable.

Like the proposals at issue in the letters cited above, the Proposal requests that TXU report on the development of certain energy efficiency measures and on its internal assessment "of the costs to the company of implementing such energy efficiency [measures] with respect to TXU's operations, and what barriers exist to such implementation." From the supporting statement it is clear that among the risks and costs that the Proponent is asking TXU to assess are the costs and alleged resulting loss in stockholder value if TXU were to implement certain energy efficiency measures. TXU agrees with the policy behind the Staff's prior treatment of requests for the same type of risk versus benefit report requested by the Proponent and believes that TXU management's business judgment concerning economic risk is inappropriate for consideration by all shareholders as a group.

Further, the Staff has previously granted relief to companies seeking to exclude similar proposals requesting similar climate change/environmental risk assessment reports on the basis that such reports related to the companies' day-to-day operations and were not proper for shareholder consideration. See Ford Motor Company (SEC No-Action Letter, avail. Mar. 2, 2004); American International Group, Inc. (SEC No-Action Letter, avail. Feb. 11, 2004); and Ryland Group, Inc. (SEC No-Action Letter, avail. Feb. 13, 2006). In Ryland Group, Inc., the Staff permitted exclusion of a proposal that called for a company to prepare "a risk assessment report concerning its energy efficiency policy and related competitive, financial, reputation and regulatory risks to the company" because it related to the company's ordinary business (i.e., evaluation of risk). Therefore, under the foregoing precedent, the Proposal is excludable because it focuses on TXU engaging in an internal assessment of the risks and liabilities associated with implementing certain energy efficiency measures and the effects of such actions on TXU's proposed new generation development programs.

It is important to note that the Proposal is different from the proposal considered in General Electric Co. (SEC No-Action Letter, avail. Jan. 17, 2006). First, the proposal in General Electric Co. did not seek a report on GE's internal assessment of potential costs of its policy, but instead sought a report on information that was relevant to an assessment of GE's policies. In contrast, the Proposal clearly addresses TXU's implementation of certain vague and non-specific "energy efficiency actions" and the thrust and focus of the supporting statement emphasizes TXU's exposure with regard to its plan to build new power generating capacity. The Proponent states, among other things, that "improved energy efficiency could reduce demand for new power generation, which could potentially decrease the value of new power plants." By asking TXU to perform a cost-benefit analysis of past and future policies regarding energy efficiency and their effects on its business operations, the Proposal intrudes on TXU's ordinary management functions.

For the same reason, this Proposal differs from the one considered by the Staff in Exxon Mobil Corp. (SEC No-Action Letter, avail. Mar. 19, 2004) and Exxon Mobil Corp. (SEC No-Action Letter, avail. Mar. 15, 2005). In each of those letters, the company was asked to make available to stockholders the research data relevant to Exxon Mobil's stated position on the science of climate change, including the related costs. In contrast, the Proposal does not request readily available data; rather, the Proposal seeks an analysis of both the "impact" and "costs," which necessarily involves management conducting an internal assessment of the advantages and disadvantages of adopting "energy efficiency actions with respect to TXU's operations." Therefore, because the Proposal seeks an internal assessment of risk, it is excludable under Rule 14a-8(i)(7).

2. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Directly Addresses Ordinary Business Matters.

The precedents set forth above support our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in Wal-Mart Stores, Inc. (SEC No-Action Letter, avail. Mar. 15, 1999), the Staff concurred that a company could exclude a proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor, because the proposal also requested that the report address ordinary business matters. In General Electric Co. (SEC No-Action Letter, avail. Feb. 10, 2000), the Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters (i.e., the choice of accounting methods). Similarly, in Medallion Financial Corp. (SEC No-Action Letter, avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance stockholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)."

Here, the information specifically called for by the Proposal—"costs to the company of implementing ... energy efficiency actions with respect to TXU's operations"—includes information relating to ordinary business matters. Although the Proposal discusses energy efficiency, it neither requests that TXU change its policies nor claims that the production of the report itself would address an important social policy. Rather, the Proposal directs TXU to undertake an internal cost-benefit analysis of the "impact" of certain energy efficiency recommendations from "national studies" on TXU's business operations.

Thus, the Proposal focuses on the Proponent's concern that TXU's business practices may expose it to decreased demand for its services, and consequently, decreasing stockholder value. As noted above, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the proposal mentions energy efficiency measures does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses the risks and liabilities TXU faces as a result of its operations and policies. Accordingly, based on the precedents described above, TXU believes that the Proposal properly may be excluded from the 2007 Proxy Materials under Rule 14a-8(i)(7), and requests that the Staff concur in its conclusion.

C. CONCLUSION

Based upon the foregoing analysis, TXU respectfully requests that the Staff take no action if TXU excludes the Proposal from its 2007 Proxy Materials. Should you disagree with the conclusions set forth in this letter, TXU respectfully requests the opportunity to confer with you prior to the determination of the Staff's final position. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If TXU can be of any further assistance in this matter, please do not hesitate to call me at (214) 812-6005 or Kim K.W. Rucker, TXU's Corporate Secretary and Chief Governance Officer at (214) 812-6072.

Yours very truly,



Safal K. Joshi

SKJ/agb
Enclosures

cc: Connecticut Retirement Plans and Trust Funds
c/o Howard Rifkin, Deputy State Treasurer
55 Elm Street
Hartford, Connecticut 06106
Facsimile Number: (860) 702-3043

EXHIBIT "A"



DENISE L. NAPPIER
TREASURER

State of Connecticut

Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

December 1, 2006

Ms. Kim Rucker
Corporate Secretary
TXU Corporation
1601 Bryan Street
Dallas, TX 75201

Dear Ms. Rucker,

The purpose of this letter is to submit the attached shareholder resolution on the behalf of the Connecticut Retirement Plans and Trust Funds ("CRPTF") for consideration and action by shareholders at the next annual meeting of TXU.

As the Deputy State Treasurer, I hereby certify that CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of November 27, 2006 the CRPTF held 1,005,220 shares of TXU valued at approximately, $59,408,502. The CRPTF will continue to own TXU shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard Rifkin
Deputy State Treasurer

Attachment

Resolution of
The Connecticut Retirement Plans and Trust Funds ("CRPTF")



RESOLVED, that the Board of Directors of TXU undertake a study of energy efficiency with respect to TXU's existing and proposed power plants and report back to shareholders describing the impact that significant improvements in energy efficiency would have on TXU, and what role TXU can play to can increase revenue by helping customers reduce demand for electricity. That study and report should include:

- An analysis of the potential energy savings that could be generated if energy efficiency actions similar to those recommended in recent national studies were implemented.
- An analysis of costs to the company of implementing such energy efficiency actions with respect to TXU's operations, and what barriers exist to such implementation.
- An analysis of the reduction in demand that would occur if energy efficiency actions were implemented by TXU's customers, and what impact this would have on the plan to build new generating capacity.
- A summary of the role that TXU has played and intends to play to advance policies to reward TXU and its shareholders financially for efforts to reduce demand and increase energy efficiency.

SUPPORTING STATEMENT

The July 2006 "National Action Plan for Energy Efficiency"[1] "presents policy recommendations for creating a sustainable, aggressive national commitment to energy efficiency through gas and electric utilities, utility regulators, and partner organizations."

A November 2006 report by Environmental Defense "shows that investing in energy efficiency measures offers Texas the best, fastest, cleanest and cheapest route to solving the state's short-term energy needs. Further, it illustrates how Texas can use such measures to reduce our long-term energy consumption and the proposed need for new power plants."

According to a November 2006 report by the McKinsey Global Institute (MGI), "the best way to meet the challenge of growing energy demand is to focus on energy productivity." "MGI"s in depth case studies indicate that there are substantial and economically viable opportunities to boost energy productivity that have not been captured … which would represent a 15 to 25 percent cut in the end-use energy demand by 2020."

---

[1] A plan developed by more than 50 leading organizations in pursuit of energy savings and efficiency, chaired by Diane Munns, President of National Association of Public Utility Commissioners, and Jim Rogers, President of Duke Energy

TXU's most recent 10-K points out "...electricity demand could be reduced by increased conservation efforts and advances in technology, which could likewise significantly reduce the value of TXU Corp.'s power plants and electric delivery facilities".

We believe that improved energy efficiency could reduce demand for new power generation, which could potentially decrease the value of new power plants.

TXU and its shareholders need to evaluate how energy efficiency measures could effect the electricity usage of TXU's customers, and how this would impact the economic viability of these proposed power plants. We urge TXU to do this study and report to shareholders, and we urge shareholders to support this resolution.



STATE STREET.
For Everything You Invest In

Maria Luce
Vice President
State Street Financial Center
1 Lincoln St.
Boston, MA 02111

Phone: (617) 664-9426
Fax: (617) 769-6737
E-Mail: mdluce@statestreet.com

TXU Corp

November 16, 2006

Re: Connecticut Retirement Plans and Trust Fund

To Whom it may concern,

This is to advise you that Connecticut Retirement Plans & Trust Funds held TXU common stock (cusip # 873168108) continuously for more than a one year period.

Please contact me if you have any questions or concerns.

Sincerely,

Maria Luce
Vice President
Client Relations
State Street Corporation



Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

45 Rockefeller Center, 15th Floor
630 Fifth Avenue
New York, NY 10111
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

Direct Dial: 302-622-7020
Email: mmcintyre@gelaw.com

February 7, 2007

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by Connecticut Retirement Plans & Trust Funds for Inclusion in TXU Corp.'s 2007 Proxy Statement**

Dear Ladies and Gentlemen:

This letter is submitted on behalf of our client, the Connecticut Retirement Plans & Trust Funds ("CRPTF"), in connection with the shareholder proposal which CRPTF submitted to TXU Corp. ("TXU") for inclusion in TXU's 2007 Proxy Statement (the "Proposal").

CRPTF has received a copy of TXU's letter dated February 1, 2007, requesting that the Staff of the Division of Corporate Finance concur that TXU may exclude the Proposal from its 2007 Proxy Statement (the "No-Action Request"). Please be advised that we intend to submit a response to the No-Action Request, which we will provide to the Commission no later than February 16, 2007.

Please contact me in the event that you require our response before the above-specified date or if the proposed timing of our response is otherwise unacceptable.

Sincerely,

Megan D. McIntyre

cc: Safal K. Joshi, Esquire (by facsimile)



Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

45 Rockefeller Center, 15th Floor
630 Fifth Avenue
New York, NY 10111
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

Jay W. Eisenhofer
Stuart M. Grant
Megan D. McIntyre
Geoffrey C. Jarvis
Sidney S. Liebesman
John C. Kairis
Michael J. Barry
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David E. Sellinger

Charles T. Caliendo*
Stephen G. Grygiel
Diane T. Zilka

Jill Agro
Jeff A. Almeida◻
Naumon A. Amjed
Peter B. Andrews
James R. Banko
Jacqueline Bryks*
Cynthia A. Calder
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Lydia Ferrarese*
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◻ Admitted in NJ & PA Only
† Admitted in MA & DC Only
* Admitted in NY Only
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Stephen K. Benjamin♦
Of Counsel

February 15, 2007

By Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Connecticut Retirement Plans & Trust Funds for Inclusion in TXU Corp.'s 2007 Proxy Statement

Dear Ladies and Gentlemen:

This letter is submitted on behalf our client, the Connecticut Retirement Plans & Trust Funds ("CRPTF"), in response to the February 1, 2007 letter from TXU Corp. ("TXU" or the "Company") to the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"), in which the Company maintains that CRPTF's shareholder proposal (the "Proposal") may be excluded from the Company's 2007 proxy statement pursuant to Rule 14a-8(i)(7).

I. The Proposal and TXU's Response

TXU is a corporation that manages a portfolio of regulated energy businesses, primarily in Texas. CRPTF's proposal (the "Proposal") asks TXU to provide information to shareholders regarding the feasibility of TXU implementing significant energy efficiency improvements, and the extent to which the pursuit of such improvements is being hindered by financial or other barriers. Specifically, the Proposal asks TXU's Board of Directors to undertake a study of energy efficiency with respect to TXU's existing and proposed power plants and report back to shareholders describing the impact that significant improvements in energy efficiency would have on TXU, and what role TXU can play to increase revenue by helping customers reduce demand for electricity.

TXU claims that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(7) on the grounds that the Proposal pertains to TXU's ordinary business operations. The burden is on TXU to establish that it has a reasonable basis for excluding CRPTF's proposal from its proxy materials. *See* 17 C.F.R. § 240.14a-8(g); Staff Legal Bulletin No 14 (CF) (July 13, 2001). As demonstrated herein, TXU has failed to meet that burden.

II. The Standards For Application of Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits the exclusion of certain proposals that "relat[e] to the company's ordinary business operations." However, the Staff has long recognized that proposals which involve matters of ordinary business must nonetheless be included in proxy statements when they deal with matters "with significant policy, economic or other implications inherent in them." See SEC Release No. 34-12999 (Nov. 22, 1976). This position was reaffirmed in connection with the amendments to the shareholder proposal rules in 1998, when the SEC explained that "proposals relating to [day-to-day business] matters but focusing on significant social policy issues ... generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote," SEC Release No. 34-40018 (May 21, 1998)). Similarly, Staff Legal Bulletin 14C ("SLB 14C"), which was released on June 28, 2005, confirms that "[t]he fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials."

In keeping with these pronouncements, the Staff has declined to issue no-action letters on numerous proposals that were alleged to relate to the issuer's ordinary business matters, but that also touched upon broader public policy issues. See, e.g., E.I. du Pont de Nemours and Company (publicly available Feb. 24, 2006) (proposal to prepare a report on the implications of a policy to reduce the potential for harm from catastrophic chemical releases by increasing security at the company's plants); Bank of America Corp. (publicly available Feb. 22, 2006) (proposal to amend company's equal employment opportunity policy to exclude reference to sexual orientation); Reliant Energy Inc. (publicly available March 5, 2004) (proposal seeking preparation of report on how energy company was responding to pressures to significantly reduce carbon dioxide and other greenhouse gas emissions); Valero Energy Corp. (publicly available Feb. 6, 2004) (same); Apache Corp. (publicly available Feb. 6, 2004) (same); Merrill Lynch & Co. (publicly available Feb. 25, 2000) (proposal that board issue a report reviewing the company's underwriting, investing and lending criteria with a view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation, because "the proposal raises significant policy issues that are beyond the ordinary business operations of Merrill Lynch"); Morgan Stanley Dean Witter (publicly available Jan. 11, 1999) (same); Lincoln National Corp. (publicly available March 24, 1999) (proposal that company refrain from investing in stocks of tobacco companies); Loews Corp. (publicly available Feb. 22, 1999) (proposal that company submit tobacco advertising to independent testing to ensure that it is not more appealing to children than to adults).

With respect to proposals involving environmental and public health issues, SLB 14C explains that the Staff will concur with the exclusion of proposals under Rule 14a-8(i)(7) when they "focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health," but not when they "focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health."

II. The Proposal Is Not Excludable Under Rule 14a-8(i)(7)

The Proposal asks TXU to undertake a study of energy efficiency and to report back to shareholders on the impact that significant efficiency improvements would have on TXU, and what role TXU can play in the reduction of demand for electricity. In an effort to portray thes Proposal as one that may be excluded under SLB 14C, TXU characterizes the Proposal as seeking an assessment of risks. However, not only does the language of the Proposal not refer to risks, but that is clearly not the Proposal's primary objective. To the contrary, the focus of the Proposal is on the important public policy of improving energy efficiency.

A. The Proposal Focuses On Significant Public Policy Issues

In recent years, increasing energy costs, concerns about global warning, rising energy costs, and overdependence on foreign energy sources have focused significant attention on the issue of energy efficiency. In early 2006, the finance ministers of the Group of Eight (G8) industrialized nations agreed on energy security as the main focus of the group's July summit, and cited energy efficiency as vital to the smooth functioning and stability of markets.[1] Following the summit, the G8 released a Plan of Action stating that "[i]mprovements to energy efficiency have benefits for economic growth and the environment, as well as co-benefits such as reducing greenhouse gas emissions, preventing pollution, alleviating poverty, improving security of energy supply, competitiveness and improving health and employment."[2]

In July 2006, a National Action Plan for Energy Efficiency (the "National Action Plan") was published by a group of more than 50 leading organizations in pursuit of energy savings and efficiency, with support from the U.S. Environmental Protection Agency and the U.S. Department of Energy.[3] The National Action Plan explains that improving energy efficiency "is one of the most constructive, cost-effective ways to address the challenges of high energy prices, energy security and independence, air pollution, and global climate change." However, the National Action Plan goes on to explain that the realization of these objectives is being hindered by a number of barriers, including the lack of awareness by consumers regarding energy saving opportunities, and public policy barriers which discourage energy efficiency investments by energy companies. As the National Action Plan explains, "[h]istorically these organizations have been rewarded more for building infrastructure (e.g., power plants, transmission lines, pipelines) and increasing energy sales than for helping their customers use energy wisely even when the energy-saving measures might cost less."

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[1] See "G8 Ministers Endorse Energy Security as Focus of July Summit," http://usinfo.state.gov/ei/Archive/2006/Feb/14-708750.html.

[2] See http://www.fco.gov.uk/Files/kfile/PostG8_Gleneagles_CCChangePlanofAction.pdf.

[3] See www.epa.gov/cleanenergy/pdf/napee/napee_report.pdf.

Other recent studies have reached similar conclusions. For example, a November 2006 study by the McKinsey Global Institute states that the projected acceleration of global energy demand is "particularly problematic amidst escalating world-wide concerns about the growing costs of energy, global dependence on volatile oil-producing regions, and harmful global climate change" and that "there are substantial and economically viable opportunities to boost energy productivity" but "market-distorting subsidies, information gaps, agency issues, and other market inefficiencies, are currently impeding improvements in energy productivity."[4] And just last month, a report commissioned by the Natural Resources Defense Council and Ceres stressed the importance of improving energy efficiency in Texas – where TXU's operations are centralized – and recognized the existence of barriers to such improvements, including financial disincentives for utilities to pursue them.[5]

As is evident from the significant global attention the issue has received, the improvement of energy efficiency is a significant public policy issue which transcends day-to-day business matters and takes the Proposal beyond the realm of the "ordinary business" exclusion.

B. The Proposal Is Not Seeking An Assessment of Risks, But of the Feasibility of TXU Taking Steps in Furtherance of a Public Policy Objective

The Proposal asks TXU to undertake a study of energy efficiency and to report back to shareholders on the impact that significant efficiency improvements would have on TXU, and what role TXU can play in the reduction of demand for electricity. CRPTF requests that the study include an analysis of the potential energy savings that could be generated by these improvements, the costs and other barriers to implementing these improvements, the impact they would have on energy demands, and a summary of TXU's past and potential future role in advancing policies to promote energy efficiency. CRPTF is not seeking this information in order to assess TXU's risks or liabilities with respect to its existing programs, but rather (i) to encourage TXU to evaluate and undertake new measures that will advance the important public policy objectives of improving energy efficiency, and (ii) to determine the extent to which it is feasible for TXU to undertake such measures,, including the presence of barriers such as the economic disincentives discussed in the National Action Plan.

Where, as here, a proposal focuses on the feasibility of an issuer taking steps in furtherance of a public policy objective, the Staff has declined requests for no action relief under Rule 14a-8(i)(7) – even if the proposal might require an analysis of the costs, benefits, or risks of either taking or not taking such steps.

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[4] See Productivity of Growing Global Energy Demand: A Microeconomic Perspective (Executive Summary) (McKinsey Global Institute, Nov. 2006) (available at http://www.mckinsey.com/mgi/publications/Global_Energy_Demand/index.asp).

[5] See Power to Save: An Alternative Path to Meet Electric Needs in Texas (Optimal Energy, Inc., Jan. 2007) (available at http://www.ceres.org/pub/docs/Ceres_texas_power.pdf).

For example, the Staff denied no-action relief to CVS Corp. (publicly available March 3, 2006), when CVS sought to exclude a proposal requiring it to report on the feasibility of (i) reformulating products to be free of chemicals linked to cancer and birth defects, (ii) complying with actions proposed by the Campaign for Safe Cosmetics, and (iii) encouraging manufacturers to comply with the same standards. The Staff rejected CVS's argument that the proposal was excludable because it sought an assessment of the risks associated with not reformulating its cosmetics, and accepted the proponent's argument that the proposal's focus was on assessing the feasibility of actions in furtherance of public policy goals. The proponent's argument in that regard is equally applicable here:

> A risk assessment is an evaluation of what the company stands to lose. It is an assessment of the possibility of loss or harm to the company, i.e. its exposure to loss. Feasibility, however, is very different in that it is an evaluation of what the company is capable of accomplishing. Instead of focusing on what is at stake, a feasibility evaluation focuses on determining what is possible. The Proposal doesn't ask the Company to determine what it stands to lose if it doesn't reformulate; rather it is asking the Company to assess whether reformulation is possible.

Likewise, CRPTF's Proposal is not aimed at determining what TXU stands to lose if it does not support energy efficiency improvements; it asks TXU to assess the feasibility of supporting such improvements.

The Staff similarly denied no-action relief to Occidental Petroleum on a proposal asking the board to report to the shareholders on the company's greenhouse gas emissions and "an estimate of the feasibility and cost of substantially reducing these emissions, together with an evaluation of whether [the] company would need such changes to be made on an industry-wide basis and, if so, how that could be accomplished." See Occidental Petroleum Corporation (publicly available Mar. 7, 2002). Like TXU, Occidental argued that the proposal could be excluded under Rule 14a-8(i)(7) even though it related to a significant public policy goal, because the feasibility and cost of making changes in furtherance of that goal were ordinary business matters. The Staff rejected that argument, as it should here.

Also instructive is the Staff's refusal to concur with Exxon Mobil Corp.'s exclusion of a proposal requesting the preparation of a report on the potential environmental damage that would result from drilling for oil and gas in protected areas, and the implications of refraining from drilling in such areas. Exxon Mobil (publicly available Mar. 18, 2005). The supporting statement made clear that the proponent expected the report to include an assessment of "the impact on [the] company's value from decisions to do business in protected and sensitive areas," so as to enable shareholders "to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks." The company argued that the proposal was excludible because it called for the evaluation of risks and benefits as matters of ordinary business. Not only did the Staff disagree, but in SLB 14C it held this proposal out as an example of one that "focus[es] on the company minimizing or eliminating operations that may adversely affect the environment or the public's health" and that is not excludible under Rule 14a-8(i)(7). CRPTF's Proposal similarly seeks a report on the implications of future conduct by the issuer which would advance a public policy objective, and it does not fall within the realm of "ordinary business" matters.

Each of the foregoing proposals involved requests for reports or information regarding the feasibility and/or implications of steps being taken in furtherance of a public policy objective – whether that be reformulating cosmetics to be free of harmful chemicals, reducing greenhouse emissions, or refraining from drilling for oil and gas in protected areas. Thus, each falls within SLB 14C's description of non-excludible proposals because they focused on "minimizing or eliminating operations that may adversely affect the environment or the public's health." Even though some of those proposals may have required the company to assess the risks and/or costs of taking those steps, the Staff concluded that they nonetheless went beyond the realm of "ordinary business" matters and that it was unable to concur with their exclusion under Rule 14a-8(i)(7). There are numerous other examples of proposals on which the Staff declined to issue no-action letters because they related to the advancement of important policy objectives, even though they may have required assessment of costs, liabilities, or risks associated with the advancement of those objectives. See, e.g., General Electric Co. (publicly available Jan. 17, 2006) (proposal that board report to shareholders on the scientific and economic analysis relevant to company's climate change policy, including estimate of policy's costs and benefits); Hormel Foods Corp. (publicly available Nov. 10, 2005) (proposal that board report to stockholders on feasibility of requiring poultry suppliers to phase-in more humane slaughtering practices, including an assessments of the economic benefits the company would realize); Exxon Mobil Corp. (publicly available March 15, 2005) (proposal that board provide data relevant to company's position on climate change, including projections of "the estimated costs of mitigating climate change compared to the costs of failing to do so"); Dow Chemical Co. (publicly available Feb. 28, 2005) (proposal to report on procedures related to potential adverse impacts of genetically engineered organisms; supporting statement discussed company's need to address "uncertainties that may adversely impact their revenues"); Dow Chemical Co. (publicly available Feb. 23, 2005) (proposal to publish a report on matters including the liability implications for the company of recent trends in blood test results, and how emerging public policies may restrict markets for company products); General Electric Co. (publicly available Jan. 28, 2005) (proposal to establish a committee to review the company's operations in Iran, "with a particular reference to potential financial and reputational risks incurred by the company by such operations").

Like the proposals upon which the Staff has denied no-action relief, CRPTF's Proposal seeks a report on issues relating to the feasibility of TXU's taking actions to promote a significant policy objective: improvements in energy efficiency. Even though some of the other proposals would have required an assessment of risks – which this Proposal does not – the Staff found Rule 14a-8(i)(7) inapplicable because the risk assessment was not the primary focus of the proposals. Here, likewise, the focus of the Proposal is on the furtherance of public policy objectives. The Staff should follow the reasoning of the letters discussed above and deny TXU's request for a no-action letter regarding this Proposal.[6]

Conclusion

Because TXU has not met its burden of establishing a reasonable basis for excluding CRPTF's Proposal from its proxy materials, the Company's request for a no-action letter should be denied. In the event that the Staff disagrees with CRPTF's position, or requires any additional information, we would appreciate the opportunity to meet and confer to discuss these issues. Please feel free to call the undersigned at your convenience.

In accordance with Rule 14a-8(k), we have enclosed six (6) copies of this letter. We have also enclosed an additional copy, which we ask that you kindly date-stamp and return to us in the enclosed, self-addressed stamped envelope.

Respectfully,



Megan D. McIntyre

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[6] TXU cites several no-action letters for the proposition that proposals seeking risk assessments are excludible under Rule 14a-8(i)(7). Those letters are unpersuasive because the proposals at issue did not focus on the implementation of changes that would impact public policy objectives, or on the potential risks of those future actions. Instead, they involved assessments of the risks, liabilities, or other implications of the company's existing or historical practices. See, e.g., Ryland Group, Inc. (publicly available Feb. 13, 2006) (request for assessment of company's response to rising pressure to increase energy efficiency, where focus was not on public policy issues but on keeping the company "well positioned to compete going forward" through pursuit of "financial and competitive advantages" of improved energy efficiency); Hewlett-Packard Co. (publicly available Dec. 12, 2006) (request for report on development of company's existing policy on greenhouse gas emissions, where focus was on the potential risks posed by that policy); Pfizer, Inc. (publicly available Jan. 13, 2006) (request for report on risks of liability arising from existing policy); Newmont Mining Corp. (publicly available Jan. 12, 2006) (request for review of company's existing Indonesian operations which were the subject of a criminal prosecution, including associated financial and reputational risks); Dow Chemical Co. (publicly available Feb. 23, 2005) (proposal that company report on impacts of outstanding Bhopal issues on the company); Boeing Co. (publicly available Feb. 25, 2005) (proposal seeking information regarding the impact of job eliminations and relocations "over the past five years"); Potlatch Corp. (publicly available Feb. 13, 2001) (request for report on current status of issues raised in pending litigation, including liability and risk assessment).

cc: Safal K. Joshi, Esquire (by facsimile)
Vice President & Associate General Counsel
TXU Corp.
1601 Bryan Street, 6th Floor
Dallas, TX 75201-3411

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 2, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: TXU Corp.
Incoming letter dated February 1, 2007

The proposal asks the board to undertake a study of energy efficiency with respect to TXU's existing and proposed power plants and prepare a report to shareholders describing the impact that improvements in energy efficiency would have on TXU.

There appears to be some basis for your view that TXU may exclude the proposal under rule 14a-8(i)(7), as relating to TXU's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if TXU omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Tamara M. Brightwell
Special Counsel

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